SEC
Mail Process
Section

MAR 02 2017

Washington DC
416

17006209

ON

OMB APPROVAL
OMB Number:
Expires:
Estimated average burden
hours per response. 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PGP Capital Advisors

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

865 S. Figueroa Street., Suite 1330
(No. and Street)

Los Angeles, CA 90017

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stewart Kim 310-268-0885

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borgers CPA PC

5400 West Cedar Avenue	Lakewood	CO	80226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Stewart Kim

OATH OR AFFIRMATION

I, I client officer swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PGP Capital Advisors, LLC, as of December 31 , 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Notary Public 02/28/2017

NITZY ARIAS GONZALEZ
Commission # 2029995
Notary Public - California
Los Angeles County
My Comm. Expires Jun 21, 2017

This report ** contains (check all applicable boxes):

☒(a) Facing Page.

X (b) Statement of Financial Condition.

X(c) Statement of Income (Loss).

X(d) Statement of Changes in Financial Condition.

X(e) Statement of Changes in Stockholders Equity of Partners or Sole Proprietors Capital.

☐(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

X(g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).

☐(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

X(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

X(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

X(1) An Oath or Affirmation.

☐(m) A copy of the SIPC Supplemental Report.

☐(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X(o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3*

PGP CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED
DECEMBER 31, 2016

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**

PGP CAPITAL ADVISORS, LLC
TABLE OF CONTENTS

BFBorgers CPA PC
Certified Public Accountants
www.bfbcpa.us

Report of Independent Registered Public Accounting Firm

The Board of Directors of PGP Capital Advisors, LLC

We have audited the accompanying statement of financial condition of PGP Capital Advisors, LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PGP Capital Advisors, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

B F Borgers CPA PC

Lakewood, Colorado
February 28, 2017

PGP CAPITAL ADVISORS, LLC

Statement of Financial Condition
For the Year Ended December 31, 2016

ASSETS		
Cash	$	107,580
Securities		6,633
Note receivable		10,031
Accounts receivable		-
Fixed Assets, net of accumulated depreciation of $4,216		1,770
Prepaid expenses and other assets		2,589
Related Party Receivable from Parent		39,087
TOTAL ASSETS	$	167,690
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	59,559
TOTAL LIABILITIES		59,559
MEMBER'S EQUITY		108,131
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	167,690

NOTE 1 - ORGANIZATION

PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC), a Delaware Limited Liability *Company, is a wholly owned subsidiary of PGP Holdings, LLC (the "Parent"). The Company is a boutique* investment bank that is registered as a Securities Broker-Dealer regulated by the Financial Industry Regulatory Authority and provides high-impact, tailored services in connection with mergers and acquisitions, private placements and corporate finance for publicly-traded and privately-held corporations.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Investment Banking Fees

The Company generates revenue by providing advisory services to companies related to mergers and acquisitions. The Company recognizes revenue in accordance with the terms and conditions specified in its engagement letters with each of its clients. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes

The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue.

Uncertain tax positions

The Company has adopted FAST ASC 740-10-25, Accounting for Uncertainty in Income Taxes. The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (concluded)

Uncertain tax positions (concluded)
The Company's evaluation on December 31, 2016 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2012 through 2015 tax years remain subject to examination by the IRS and State of California. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Property and Equipment
Property and equipment are summarized by major classifications as follows:

		2016
Computers and equipment	$	5,986
Less Accumulated Depreciation		(4,216)
Net computers and equipment	$	1,770

Total depreciation expense was $1,995 for the year ended December 31, 2016, using three year straight-line depreciation.

NOTE 3 – FAIR VALUE MEASUREMENTS

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability.

Determination of Fair Value
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the

NOTE 3 – FAIR VALUE MEASUREMENTS (concluded)

Determination of Fair Value (concluded)
results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Assets Measured and Recognized at Fair Value on a Recurring Basis
The fair value of the investment in securities is based on the quoted market price. The fair value of the securities receivable is based on the quoted market price of the underlying asset.

The tables below present the amounts of assets measured at fair value on a recurring basis:

	December 31, 2016			
	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Investment in securities				
Equities	$ 6,633	$ -	$ -	$ 6,633
Securities receivable	-	-	-	-
Total assets at fair value	$ 6,633	$ -	$ -	$ 6,633

NOTE 4 – OPERATING LEASES

The Company leases its facilities under an agreement with John Hancock Real Estate that expires December 31, 2021. Base rent expense for the lease for year ended December 31, 2016 was $29,267.

Future minimum lease payments excluding taxes and fees are as follows:

Year ended December 31,	Base Amount
2017	$ 31,044
2018	$ 31,969
2019	$ 32,928
2020	$ 33,921
2021	$ 34,940
Total	$ 194,948

Rent expense for the year was $51,271.

NOTE 5 – NOTE RECEIVABLE

There is a note receivable from a former representative in the amount of $10,031 at December 31, 2016, that is due before the year end 2017 and bears interest equal to one dollar ($1).

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2016, the Company's net capital was $52,632 which exceeded the requirement by $47,632.

At December 31, 2016 the percentage of aggregate indebtedness was 113.16 percent to 1. The Company had accrued liabilities of $59,559 at December 31, 2016.

NOTE 7 – RISK CONCENTRATION

For the period ending December 31, 2016, 22% of investment banking fees were earned from one client.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its temporary cash investments with high quality financial institutions. At such time such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2017, the date which the financial statements were available to be issued, and has determined no event or transactions requiring disclosure.